Mail Stop 4561

      June 1, 2006


R. Jordan Greenhall
Chief Executive Officer and Chairman
DivX, Inc.
4780 Eastgate Mall
San Diego, California 92121

Re:  	DivX, Inc.
Registration Statement on Form S-1
Filed on May 5, 2006
File No. 333-133855

Dear Mr. Greenhall:

    We have reviewed your Form S-1 and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. In addition, we remind you that Rule 430A does not allow for the omission prior to effectiveness of the number of shares to be offered or the number of shares to be sold by selling stockholders. See
Section II.A.7 of Release No. 33-6714.
2. We note that you have filed an application for confidential treatment of exhibits to the registration statement. We will provide comments on the confidential treatment request, if any, in a separate letter. Please note that the confidential treatment request must be processed before effectiveness of the registration statement.
3. We note that you intend to file certain exhibits by amendment. Please allow the staff sufficient time to review the exhibits by filing them as soon as possible.

4. Please update the financial statements in your next amendment pursuant to Rule 3-12 of Regulation S-X.
5. Avoid the use of acronyms throughout the prospectus where possible. Your use of such terms as DSCs, PMPs, ODMs, IC manufacturers, DMDs, DVRs, OVSs, SDKs, OVSs, and ISVs forces the reader to learn a new vocabulary to read through the document. Where appropriate, eliminate these abbreviations and use words or phrases that can be understood by their plain meaning.

Inside Cover Page
6. Consider relocating the paragraph following the table of contents to an appropriate section of the prospectus, for example, under the
Prospectus Summary subheading Corporate Information.

Summary
7. Please eliminate the phrase from the introductory paragraph that the summary information "is qualified in its entirety" by reference to other more detailed sections of the prospectus. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus may not be materially complete.
8. You state that you distribute the DivX Player software from your website, which averaged over five million visitors per month during the first quarter of 2006. For balanced disclosure, disclose the number of distributions made during that period.
9. Please disclose the criteria you used in selecting the two customers you identified by name. For example, you should identify
Philips and Samsung as material customers and quantify the portion of your revenues they have contributed in the last year and the most recent interim period.
10. We note your discussion of revenues during the last three fiscal years. For balanced discussion, you should note your history of operating losses and accumulated deficit.


The Offering, page 4

11. We note your statement that you may affect a reverse stock split of your common stock prior to the effectiveness of the registration statement. If you do so, please ensure that you update your filing to retroactively give effect to the reverse stock split in your balance sheet and throughout your filing. See SAB Topic 4(C).
12. We note further that the certificate of incorporation and bylaws will be amended and that such amendment may occur after the effective date of the registration statement. Please provide a succinct discussion in the prospectus of the material differences between the current and the proposed amended articles and bylaws and the provisions thereof.

Risk Factors, page 7
13. Avoid the generic conclusion you make in some of your risk factors that the risk discussed "could adversely affect our operating results," "our business will suffer" or "our business will be materially harmed." Instead, replace this language with specific disclosure on how your business or financial results could be affected. On page 12, for example, you state that if the royalty reports you receive from licensees are inaccurate, your "operating results could be materially and adversely affected." As a further example, you state in risk factor heading on page 14 that if digital video technologies are treated as a commodity in the future, your business, operating results and prospects could be adversely affected. Revise the generic references to how the risks you identify could harm your business and replace these phrases with more specific disclosure regarding the potential harm that could result.

We are dependent on the sale by our licensees of consumer hardware and software products that incorporate our technologies. . . page 9
14. Please revise the risk factor to describe separately your reliance on your greater than 10% customer Philips. Consider also whether you should provide a single risk factor disclosing your reliance on the two greater than 10% customers Philips and Google. Your reliance on licensees of consumer hardware and software products that incorporate your technologies appears to be a distinct and separate risk. Identify the significant customer(s) and disclose the percentage of revenue generated by each in the subheading.
Our business is dependent in part on technologies we license from third parties . . . page 11
15. You refer to third parties on whom you are dependent. Are there third parties other than MPEG LA on whom you are dependent for technology licenses? If so, include a discussion of the licenses on which you are dependent in the business section and file the agreements as exhibits to the registration statement.

We face risks with respect to conducting business in China . . .
page
13
16. Quantify the "significant number" of consumer hardware devices manufactured by companies in China on which you rely.

It is not yet clear how laws designed to protect children . . .
page
18
17. Please tell us whether you have ever been charged with non-compliance of either of the Acts your reference or with any laws relating to providing services via the Internet or Internet use in general.

Forward-looking Statements, page 30
18. Please eliminate references to the Private Securities
Litigation
Reform Act. As you know, the safe harbors of this Act are not available to initial public offerings, such as yours. See Section
27A
of the Securities Act.

Use of Proceeds page 31
19. You state that you intend to use the proceeds for working capital
and general corporate purposes as well as to acquire or license products, technologies or businesses, but that you have no current plans relating to acquisitions or licenses. It appears from the rest of your prospectus disclosure that an investor could reasonably assume you have performed studies and made preliminary decisions with respect to the best use of capital resources. Please revise
accordingly.
Management`s Discussion and Analysis of Financial Condition and
Results of Operations,     page 37
20. Please supplement your discussion, particularly in the Results of
Operations and Liquidity and Capital Resources sections, to provide insight into material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350. For example, we note that the percentage of net revenues from technology licensing has increased, while the percentage of net revenues from media and other distribution and services has decreased in the last three years. What are the reasons for this trend, what is the company`s business strategy, and how is this strategy expected to impact this trend?
21. Throughout this section, you refer to two or more factors that contributed to the reported financial result or material changes over the reported periods. Revise to quantify the amount of the financial result or changes contributed by each of the factors or events that you identify as they relate to revenues, cost of revenues and gross profit, sales and marketing, research and development and general and administrative. Rather than simply using the term "primarily" in describing changes, quantify the amount of the financial result or change that is attributable to the primary source you identify.
As
one example only, quantify the amount of revenue derived "primarily" from per-unit royalties received from OEMs. See Section III.D of SEC
Release 33-6835. In addition to quantifying the dollar effect of the various contributing factors, ensure that you describe the significant developments in the marketplace or at your company that led to the changes.
22. We note your statement here and in other places in the prospectus that your codec has been downloaded over 180 million times during the last four years, including over 50 million times during the last twelve months. Please advise us as to whether this number includes only downloads for which you received revenue, or if it also includes free downloads, such as your 15-day trial versions, and whether this number includes upgrades and support, which are included in your license to consumers. In addition, please disclose whether the downloads are generally made by individuals, by OEMs who license your software or by other entities. Finally, please revise to discuss how the number of downloads impacts your financial condition and results of operations, either directly or indirectly.
23. Discuss the extent to which the changes in revenues from one period to the next for each of the revenue streams were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods and services you sell affected your revenues over the three-year period. In addition, we note your disclosure that your strategy is to have your digital media technologies adopted as the industry standard, which limits the royalty rates you may charge. Please discuss in further detail how this strategy has impacted your revenues, if at all.
24. Where you refer to increases in headcount, please expand to quantify these increases from period to period. Also, please expand briefly to discuss the outside contractor expense that totaled nearly
$300,000. Are the hiring of new employees and contractor fees expenses that management expects will continue?
25. Given that your disclosure that your distribution agreement with
Google, which generated 15% of revenues in the last fiscal year, will terminate on December 31, 2006, a matter which you discuss in risk factors on pages 9-10, a discussion of the expected impact of this on the company from management`s vantage point appears to be warranted.

Critical Accounting Policies - Stock-Based Compensation, page 43

26. We note that the Company obtained retroactive valuation by unrelated specialist for equity awards granted between October 1, 2004 and December 31, 2005. We further note that the Company performed the reassessment analysis consistent with the guidance provided by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." Tell us how you considered the guidance in paragraphs 179-182 of the AICPA Practice
Aid to disclose the following:
- Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated
IPO price and;
- Complete your disclosure on the intrinsic value of outstanding vested and unvested options based on estimated IPO price and the options outstanding as of the most recent balance sheet date presented in the registration statement.

27. On pages 44, F-14 and F-16, we note that you refer to a third-party specialist to determine the fair value of your common stock. When you refer to an independent valuation disclose the name of expert and include the expert`s consent with the filing. Refer to
Section 436(b) of Regulation C. Alternatively, you may remove this reference. Please revise.
Liquidity and Capital Resources, page 49
28. You state that you believe you have sufficient cash resources to satisfy your cash requirements through at least December 31, 2006. Please revise the disclosure to indicate whether management believes it has sufficient cash resources to satisfy financial obligations for a 12-month period from the date of filing.
29. Please update the disclosure regarding the credit facility with
Silicon Valley Bank to state whether you are compliant with the financial covenants as of the most recent practicable date. Also, consistent with our general comment above, please remove the abbreviated reference SVB. To facilitate investor understanding, refer instead simply to Silicon Valley Bank, or the Bank.

Internal Controls Over Financial Reporting, page 51

30. We note that the Company is reviewing and documenting its internal controls over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. If the cost of becoming compliant or maintaining compliance with Section 404 is expected to be significant, discuss the impact of compliance on results of operations and liquidity. We refer you to Item 303 of Regulation S-K.

Business, page 56
31. Please provide us with marked copies of each of the reports you cite in the business section in providing statistics about cameras, compact discs and DVDs and other products and services you discuss.
Tell us whether these reports are publicly available at a nominal or no fee.
32. Please disclose how the list of customers disclosed on page 67 are considered "representative" of your customers overall. Given that you have only one customer with regard to third-party software application distribution, how can Google be considered a representative customer? Are any of the customers among the 10 you reference who generated revenues on a combined basis of some 40 percent?
33. Please include a discussion of the international reach of your business. We note from Note 9 to the financial statements that for the last two fiscal years a majority of your revenues is derived from
Asia and for the year ended December 31, 2005, revenues generated from North America and Europe are nearly equal. The shift away from
North America as the dominant market and the changing dynamics leading to this shift should be discussed in this section as well as in Management`s Discussion and Analysis. What are the forces causing your revenues derived from Asia, and Europe in the last year, to multiply exponentially as compared to the relatively flat growth in
North America?

Competition, page 70
34. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect.

Management, page 74
35. For each person identified as "CXO" please provide the complete title in the table of officers and directors and in the biographies, as applicable.

Principal and Selling Stockholders, page 94
36. Identify the natural person or persons who have voting and/or investment control over Zone Venture Fund, WI Harper Group and
Insight Holdings.  See Instruction 2 to Item 403 of Regulation S-
K.

Financial Statements

Note 1.  Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-9

37. We note from disclosures throughout your filing that the Company derives revenues from advertising and third-party product distribution. Tell us the timing of recognizing advertising and distribution revenues. In this regard explain the nature of performance targets established by Google and how these targets impact timing of revenue recognition. Revise you revenue recognition policy, if necessary.

38. We note from disclosures throughout the filing that the Company receives royalties for licensing its technology and software, among other transactions. We also note from your risk factors disclosed on page 12 that you rely on your licensees to accurately prepare royalty reports for the determination of licensing revenues and if these reports are inaccurate, operating results could be materially and adversely affected. Considering this risk factor tell us how you determined that revenue recognition criteria have been met as they relate to royalty revenues. In your response tell us whether you have been required to adjust royalty revenues in subsequent periods due to inaccuracies originally reported by licensees in prior periods and the amounts of those adjustments for fiscal 2003, 2004 and 2005.

39. You disclose throughout your filing that the Company pays royalties to third parties for the use of their software. Tell us the timing of recognizing royalty payments in cost of goods sold.

40. You disclose that under certain guaranteed minimum-royalty licenses revenue is recognizable upon delivery of the technology license and that for certain arrangements the Company enters into extended payment programs. Tell us the nature and terms of the arrangements that provide for guaranteed minimum-royalty payments and the extended payment terms you offer to your customers under these arrangements Further tell us the Company`s normal payment terms and how the timing of revenue recognition is impacted when extend payment terms are offered.

41. You indicate that "Consulting revenues from these arrangements were accounted for separately from software license revenues because the arrangement qualify as service transactions as defined in SOP 97-
2." Please explain the basis of your statement. Also, clarify for us if your consulting service is essential to the functionality of your software.

Net Income (Loss) per Share Date, page F-12

42. We note that you include the common stock equivalent shares of redeemable convertible preferred stock and convertible preferred stock in the calculation of diluted net income per share when their effective is dilutive. Please expand your disclosure to discuss how you considered EITF 03-06 in determining whether the Company`s redeemable convertible preferred stock and convertible preferred stock should be considered a participating security for the purpose of computing earnings per share.

43. We note from disclosures throughout the filing that preferred stock issuances will be converted to common stock upon the offering.
Revise your financial statements to include pro forma EPS on the face of the historical income statements for the latest year and interim period giving effect to the conversion (but not the offering).



Stock-based Compensation, F-13

44. Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:
- The type of security;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock; and
- The total amount of compensation deferred and expense recognized and reconciled to your financial statement disclosures and the magnitude and timing of the amortization expense.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

45. We note that the Company reassessed the fair value of the Company`s common stock for the equity awards granted on or after October 1, 2004 and obtained a retroactive valuation by an unrelated valuation specialist. For fair value of common stock determined for each grant date, please address following:
- Explain the significant factors, assumptions, methodologies used in determining fair value for each grant date;
- Reconcile and explain the differences between the fair values of your common stock, including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.

Note 3.  Redeemable Series D Convertible Preferred Stock and
Stockholders` Equity, page F-19

Convertible Preferred Stock - Series A, B, and C

46. Tell us how you considered whether the conversion features in the convertible preferred stock Series A, B and C represent an embedded derivative. In this regard, tell us how you considered the criteria in paragraph 12(a) - 12(c) of SFAS 133 and specifically tell us how you applied the guidance in paragraph 61(l) in your analysis. Also, tell us how you considered the scope exception of paragraph 11(a) of
SFAS 133 in your analysis. Specifically, we note that these issuances are subject to include anti-dilution adjustments. Tell us how you considered these provisions in determining whether the embedded derivative qualified as a conventional convertible instrument and met the scope exception of paragraph 4 of EITF 00-19. Also, include in your response your analysis of EITF 00-19 paragraphs 12 to 32, as necessary. If the scope exception of paragraph 11(a) is not met, tell us whether you have considered the conversion feature to be an embedded derivative that is subject to classification and measurement at fair value.

47. Tell us how you considered EITF 98-5 and EITF 00-27 in determining whether such instruments included a beneficial conversion feature.

Redeemable Series D convertible preferred stock

48. Tell us how you considered whether the conversion right in the cumulative redeemable convertible preferred stock Series D represents an embedded derivative. In this regard, tell us how you considered the criteria in paragraph 12(a) - 12(c) of SFAS 133 and specifically tell us how you applied the guidance in paragraph 61(l) in your analysis. If the instrument meets the definition of an embedded derivative, that derivative must be analyzed to determine whether it is an equity instrument or a liability. Include in your response your analysis of EITF 00-19 paragraphs 12 to 32, as necessary. We refer you to Section II.B of our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for guidance.

49. If you determine, based on your analysis, that the embedded conversion feature should not be bifurcated, then tell us how you considered EITF 98-5 and EITF 00-27 in determining whether such instruments included a beneficial conversion feature.

50. In page 92, you indicate that in April 2004, you issued warrants to purchase an aggregate of 70,385 shares of your common stock with an exercise price of $2.32 per share to Zone Venture Fund and its affiliates and WI Harper Group and its affiliates. You further indicate that these warrants will expire upon the completion of this offering if and to the extent not then exercised. Tell us if these warrants are issued in conjunction with the convertible notes issued in January 2004. If so, tell us how you are accounting for these warrants. Specifically tell us how you considered the criteria in paragraph 6 of SFAS 133 and the scope exception of paragraph 11(a) of
SFAS 133 in your analysis. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. Also, tell us the method and assumptions used to determine the fair value of the warrants issued.

Note 6.  Contingencies, page F-26

51. We note from your risk factor disclosed on page 19 that the Company may be subject to assessment of sales taxes and other taxes for licensing of technology or sale of products. It is not evident from this disclosure whether the Company is providing for all sales and other tax liabilities. Confirm that if the Company has an obligation to pay or collect, sales tax or other taxes within a jurisdiction, it provides for these liabilities within its financial statements.

Note 9.  Segment Information, page 29

52. We note your disclosure of revenues by geographic region. It is not clear from this disclosure whether the Company has determined that it operates in more than one segment. Tell us the number of operating segments, the nature of discrete financial information the
Chief Operating Decision maker reviews on a periodic basis (operating results by product, services, geographic region etc.) and how you considered paragraphs 10 through 17 of SFAS 131 in determining the number of operating segments.

Note 10.  Subsequent Events, page F-30

53. We note that on March 2006, the Company acquired all of the assets of Corporate Green with cash payment of $351,000 and 208,950 shares of the Company`s common stock. With regards to this transaction, please explain the following:
- Tell us the total purchase price determined by the Company. Specially, tell how you determined the fair value of common stock issued (69,648 shares vested as of acquisition date and 139,302 contingent shares). Refer to paragraphs 20, 22, and 23 of the SFAS
141.
- You indicate the Company will record compensation expense for the
139,302 shares of common stock issued and the additional cash payments in accordance with EITF 95-8. Please provide an analysis supports your conclusion. Specifically address each criteria considered pursuant to EITF 95-8.
- Tell us the preliminary allocation of the purchase price.
- Tell us how you considered the requirements of Rule 3-05 of Regulation S-X to provide the financial statements of the business acquired and pro forma financial information showing the effects of this acquisition.

Part II

Exhibits
54. Please file the Philips agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    	Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities
Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of
1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

    	You may contact Kari Jin at 202-551-3481 or Thomas Ferraro at 202-551-3225, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact Anne Nguyen, Special Counsel, at
202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  858-550-6420
      Steven M. Przesmicki, Esq.
      Jason L. Kent, Esq.
      Cooley Godward LLP

R. Jordan Greenhall
DivX, Inc.
June 1, 2006
Page 12


R. Jordan Greenhall
DivX, Inc.
June 1, 2006
Page 13